LONG BEACH HOLDINGS CORP.
ONE MACK CENTRE DRIVE
PARAMUS, NJ 07652

September 26, 2002

VIA EDGAR

Securities and Exchange Commission
Filing Desk
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Long Beach Holdings Corp. Form S-1 Registration Statement File No. 333-71804

Ladies and Gentlemen:

        Long Beach Holdings Corp. (the "Company") hereby notifies the Securities and Exchange Commission (the "Commission") of its decision to withdraw the above-referenced Form S-1 Registration Statement (the "Registration Statement") and requests that an order consenting to the withdrawal be entered pursuant to Rule 477 of the Securities Act of 1933 (the "Securities Act") effective immediately.

        The Company filed the Registration Statement with respect to shares of its Common Stock on October 18, 2001, and filed Amendment No. 1 to the Registration Statement on November 2, 2001. The Registration Statement was never declared effective and no securities were sold in connection with the proposed offering described in the Registration Statement. Due to the market conditions, the Company has decided not to proceed with the offering at this time. Accordingly, the Company believes that it is in the best interest of the public and necessary for the protection of investors that the Registration Statement be withdrawn.

        The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account to be offset against the filing fee for any future registration statement(s).

        Should any questions arise in connection with this request for withdrawal, please contact our counsel Geoffrey R. Morgan of Michael Best & Friedrich LLP at (414) 225-2752.

                      Very Truly Yours,

                      Long Beach Holdings Corp.

                      /s/ Stephen W. Prough
                      Stephen W. Prough
                      President and Chief Executive Officer

cc:	Lesli L. Sheppard Geoffrey R. Morgan Howard B. Adler